May 4, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Karen J. Garnett
Cicely LaMothe

Re:	Digital Realty Trust, Inc.
Schedule 14A
Filed April 4, 2008
Form 10-K for the year ended December 31, 2008
File No. 001-32336

Dear Ms. Garnett and Ms. LaMothe:

This letter sets forth the responses of Digital Realty Trust, Inc. (the “Company”) to the comments received by facsimile on March 17, 2009 from the staff (the “Staff”) of the Division of Corporate Finance of the United States Securities and Exchange Commission regarding the Company’s definitive proxy statement filed on April 4, 2008 (the “Schedule 14A”) and to the comments received by facsimile on April 7, 2009 from the Staff regarding the Company’s annual report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”).

For ease of review, we have set forth below each of the Staff’s comments and the Company’s responses thereto.

Schedule 14A

2007 Long-Term Incentive Units Awards, page 20

1.	We note your response to comment 5 of our letter dated February 3, 2009; however, your description of the circumstances under which the long-term incentive units will achieve full parity still is not clear. Please provide a further response that addresses the following:

a.	Explain how you will determine the “capital account balance attributable to an equivalent number of common units.” It appears that the same number of common units could have different account balances depending on when the units were purchased and the amount of adjustments for income gain, loss and deduction since the date of purchase.

b.	It appears that all holders of long-term incentive units would achieve parity immediately upon any sale or hypothetical sale of assets. If so, please confirm that you will revise the disclosure to clarify this point. Also, please explain what you mean by the phrase “hypothetical sale of assets.”

c.	We note that the disclosure on page 20 states that there are circumstances under which the long-term incentive units will not achieve full parity with the common units. Please describe these circumstances.

Response: The circumstances under which long-term incentive units may achieve parity with common units are described below. The Company included this description on page 19 of the Company’s definitive proxy statement filed on April 6, 2009, and will include similar disclosure in future filings:

In order to achieve full parity with common units, long-term incentive units must be fully vested and the holder’s capital account balance in respect of such long-term incentive units must be equal to the capital account balance of a holder of an equivalent number of common units. (The capital account balance attributable to each common unit is generally expected to be the same, in part because of the amount credited to a partner’s capital account upon their contribution of property to the operating partnership, and in part because the partnership agreement provides, in most cases, that allocations of income, gain, loss and deduction (which will adjust the partners’ capital accounts) are to be made to the common units on a proportionate basis. As a result, with respect to a number of long-term incentive units, it is possible to determine the capital account balance of an equivalent number of common units by multiplying the number of long-term incentive units by the capital account balance with respect to a common unit.)

A partner’s initial capital account balance is equal to the amount the partner paid (or contributed to the operating partnership) for its units and is subject to subsequent adjustments, including with respect to the partner’s share of income, gain or loss of the operating partnership. Because a holder of long-term incentive units generally will not pay for the long-term incentive units, the initial capital account balance attributable to such long-term incentive units will be zero. However, the operating partnership is required to allocate income, gain, loss and deduction to the partners’ capital accounts in accordance with the terms of the partnership agreement, subject to applicable Treasury Regulations. The partnership agreement provides that holders of long-term incentive units will receive special allocations of gain in the event of a sale or “hypothetical sale” of assets of our operating partnership prior to the allocation of gain to the Company or other limited partners with respect to their common units. The amount of such allocation will, to the extent of any such gain, be equal to the difference between the capital account balance of a holder of long-term incentive units attributable to such units and the capital account balance attributable to an equivalent number of common units. If and when such gain allocation is fully made, a holder of long-term incentive units will have achieved full parity with holders of common units. To the extent that, upon an actual sale or a “hypothetical sale” of the operating partnership’s assets as described above, there is not sufficient gain to allocate to a holder’s capital account with respect to long-term incentive units, or if such sale or “hypothetical sale” does not occur, such units will not achieve parity with common units.

The term “hypothetical sale” refers to circumstances that are not actual sales of the Company’s assets but that require certain adjustments to the value of the operating partnership’s assets and the partners’ capital account balances. Specifically, the partnership agreement provides that, from time to time, in accordance with applicable Treasury Regulations, the operating partnership will adjust the value of its assets to equal their respective fair market values, and adjust the partners’ capital accounts, in accordance with the terms of the partnership agreement, as if the operating partnership sold its assets for an amount equal to their value. Times for making such adjustments generally include the liquidation of the operating partnership, the acquisition of an additional interest in the operating partnership by a new or existing partner in exchange for more than a de minimis capital contribution, the distribution by the operating partnership to a partner of more than a de minimis amount of partnership property as consideration for an interest in the operating partnership, in connection with the grant of an interest in the operating partnership (other than a de minimis interest) as consideration for the performance of services to or for the benefit of the operating partnership (including the grant of a long-term incentive unit), and at such other times as may be desirable or required to comply with the Treasury Regulations.

Form 10-K

Note 10. Incentive Plan, page 98

1.	Please refer also to note 2(m). We noted that you use the Black-Scholes option-pricing model for your stock option grants. Please explain to us, and disclose in futures filings, the method used to measure the fair value of the share-based compensation awards with performance conditions under your Class C Unit awards, including a description of the significant assumptions used to measure the fair value of these awards.

Response: The method the Company uses to measure the fair value of its Class C Unit awards is explained below. The Company will include this explanation after the first sentence of the last paragraph in note 10(b) to the consolidated financial statements in future filings:

The fair value of the Class C Units granted under the 2004 Incentive Award Plan is measured on the grant date using a Monte Carlo simulation to estimate the probability of the market vesting conditions being satisfied. The Monte Carlo simulation used a statistical formula underlying the Black-Scholes and binomial formulas and such simulation was run approximately 100,000 times. For each simulation, the payoff is calculated at the settlement date, which is then discounted to the grant date at a risk-free interest rate. The average of the values over all simulations is the expected value of the Class C Units on the grant date. Assumptions used in the valuations included factors associated with the underlying performance of the Company’s stock price and total shareholder return over the term of the performance awards including total stock return volatility, dividend growth rates and risk-free interest rates. The valuation was performed in a risk-neutral framework, so no assumption was made with respect to an equity risk premium.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact me by telephone at (415) 738-6516 or by fax at (415) 738-6521 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Joshua A. Mills
Joshua A. Mills
General Counsel and Assistant Secretary

cc:	Julian T. Kleindorfer, Latham & Watkins LLP
Keith Benson, Latham & Watkins LLP